UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April 2004
Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229. +91-80-852-0261
(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

     Form 20-F ☒       Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐       No ☒

     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

     The Company was notified by its existing US GAAP accountants, KPMG (Registered), an Indian partnership, (“KPMG India”) that for the fiscal year ended March 31, 2004, KPMG LLP, a UK limited liability partnership (“KPMG LLP”) would serve as the Company’s US GAAP accountants. The change was made at the request of KPMG India.

     The Company reports financial results in accordance with both US GAAP and Indian GAAP. Under the rules promulgated by the US Securities and Exchange Commission (the “SEC”), the change from KPMG India to KPMG LLP for fiscal years ended March 31, 2004 and forward constitutes a change in the registrant’s certifying accountants. The change, however, is likely to be transitory, with KPMG India expected to be re-appointed as the Company’s US GAAP accountants once it has successfully completed its registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). There has been no change in the company’s Indian GAAP accountants, Bharat S. Raut and Co.

     The reports of KPMG India on the Company’s financial statements for each of the fiscal years ended March 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     During the fiscal years ended March 31, 2002 and 2003 and through the date of change of accountants, there were no disagreements with KPMG India on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG India, would have caused them to make reference to the subject matter in connection with their reports on the Company’s financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

     The Company provided KPMG India with a copy of the foregoing disclosures. Attached as Exhibit 99.1 is a copy of the letter of KPMG India, dated April 12, 2004, stating its agreement with such statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED
/s/ Nandan M. Nilekani
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dated: April 26, 2004

INDEX TO EXHIBITS

Exhibits

99.1	Letter from KPMG (Registered) dated April 12, 2004 filed herewith.